INVESTMENT ADVISORY AGREEMENT

Agreement, dated and effective as of July 20, 2016, between THE NEW IRELAND FUND, INC., a Maryland corporation (herein referred to as the "Fund") and KLEINWORT BENSON INVESTORS INTERNATIONAL LIMITED, a limited liability company organized under the laws of the Republic of Ireland (herein referred to as the "Investment Adviser").

WITNESSETH: That in consideration of the mutual covenants herein contained, it-is agreed by the parties as follows:

            1. The Investment Adviser hereby undertakes and agrees, upon the terms and conditions herein set forth, (i) to make investment decisions, for the Fund, to prepare and make available to the Fund research and, statistical data in connection therewith, and to supervise the acquisition and disposition of securities by the Fund, including the selection of brokers or dealers to carry out the transactions, all in accordance with the Fund's investment objective and policies and in accordance with guidelines and directions from the Fund's
Board of Directors; (ii) to assist the Fund as it may reasonably request in the conduct of the Fund's business subject to the direction and control of the Fund's Board of Directors; (iii) to maintain and furnish or cause to be maintained and furnished for the Fund all records, reports and other information required under the Investment Company Act of 1940, as amended (the "1940 Act"), to the extent that such records, reports and other information are not maintained or furnished by the administrators, custodians or other agents of the Fund; (iv) to furnish at the Investment Adviser's expense for the use of the Fund such office space and facilities as the Fund may reasonably require for its needs in Dublin, Ireland, and to furnish at the Investment Adviser's expense clerical services in the United States or Ireland related to research, statistical and investment work; and (v) to pay the reasonable salaries and expenses of such of the Fund's officers and employees
(including, where applicable, the Fund's share of payroll taxes) and any fees and expenses of such of the Fund's directors as are directors, officers or employees of the Investment Adviser or any of its affiliates, provided, however, that the Fund, and not the Investment Adviser or any of its affiliates, shall bear travel expenses or an appropriate fraction thereof of directors and officers of the Fund who are directors, officers or employees of the Investment Adviser or any of its affiliates to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Fund or any committees thereof. The Investment Adviser shall bear all expenses arising out of its duties hereunder but shall not be responsible for any expenses of the Fund other than those specifically allocated to the Investment Adviser in this paragraph 1. In particular, but without limiting the generality of the foregoing, the Investment Adviser shall not be responsible, except to the extent of the compensation of such of the Fund's employees as are directors, officers or employees of the Investment Adviser whose services may be involved, for the following expenses of the Fund: organization expenses (but not the overhead or employee costs of the Investment Adviser); legal fees and expenses of counsel (United States and Irish) to the Fund and, if counsel is retained by the directors who are not "interested persons" of the Fund, of such counsel; auditing and accounting expenses;
taxes and governmental fees; New York Stock Exchange listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund's custodians, transfer agents and registrars; fees and expenses with respect to administration except as may be provided otherwise pursuant to administration agreements;
expenses for portfolio pricing services by a pricing agent, if any; expenses of preparing share certificates and other expenses in connection with the issuance, offering and underwriting of shares issued by the Fund; expenses relating to investor and public relations; fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Securities and Exchange Commission, and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions, stamp duties or other costs of acquiring, disposing or maintaining any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment and share purchase plan; costs of stationery; any litigation expenses; and costs of shareholders' and other meetings.
            2. In connection with the rendering of the services required under paragraph 1, the Fund may contract with or consult with such banks, other securities firms or other parties in Ireland or elsewhere as it may deem appropriate to obtain, advice regarding economic factors and trends, advice as to currency exchange matters and clerical and accounting services and other assistance.
            3. The Fund agrees to pay in U.S. dollars to the Investment Adviser, as full compensation for the services to be rendered and expenses to be borne by the Investment Adviser hereunder, a fee, payable monthly, at an annualized rate equal to 0.65% of the value of the average daily net assets of the Fund up to the first $50 million, 0.60% of the value of the average daily net assets of the Fund over $50 million and up to and including $100 million, and 0.50% of the value of the average daily net assets of the Fund in excess of $100 million. For purposes of computing the monthly fee, the daily net assets of the Fund for a month shall be determined as of the close of business in New York each day with respect to which such last business day falls within that month, and the aggregate value of all such daily net assets shall be divided by the number of such days in such month. The value of the net assets of the Fund shall be determined pursuant to the applicable provisions of the 1940 Act and the directions of the Fund's Board of Directors.
Such fee shall be computed beginning on the effective date of this Agreement (the "Effective Date") until the termination, for whatever reason, of this Agreement. The fee for the period from the end of the last month ending prior to termination of this Agreement to the date of termination and the fee for the period from the Effective Date through the end of the month in which the Effective Date occurs shall be pro rated according to the proportion which such period bears to the full monthly period. Except as provided below, each payment of a monthly fee to the Investment Adviser shall be made within ten days of the first day of each month following the day as of which such payment is computed. Upon the termination of this Agreement before the end of any month, such fee shall be payable on the date of termination of this Agreement.
            4. The Investment Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended, and agrees to maintain effective all requisite registrations, authorizations and licenses, as the case may be, until the termination of this Agreement.
            5. Nothing herein shall be construed as prohibiting the Investment Adviser from providing investment management and advisory services to, or entering into investment management and advisory agreements with, other clients, including other registered investment companies and clients which may invest in securities of Irish issuers, or from utilizing (in providing such services) information furnished to the Investment Adviser as contemplated by section 2 of this Agreement; nor, except as explicitly provided herein, shall anything herein be construed as constituting the Investment Adviser an agent of the Fund.
            6. The Investment Adviser may rely on information reasonably believed by it to be accurate and reliable. Neither the Investment Adviser nor its officers, directors, employees, agents or controlling persons as defined in the 1940 Act shall be subject to any liability for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Fund, in the course of, connected with or arising out of any services to be rendered hereunder, except by reason of willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or by reason of reckless disregard on the part of the Investment Adviser of its obligations and duties under this Agreement. Any person, even though also employed by the Investment Adviser, who may be or become an employee of the Fund shall be deemed, when acting within the scope of his employment by the Fund, to be acting in such employment solely for the Fund and not as an employee or agent of the Investment Adviser.
            7. This Agreement shall remain in effect for a period of two years from the date on which it is approved by the holders of a majority of the outstanding voting securities of the Fund, and shall continue in effect thereafter, but only so long as such continuance is specifically approved at least annually by the affirmative vote of (i) a majority of the members, of the Fund's Board of Directors who are neither parties to this Agreement nor interested persons of the Fund or of the Investment Adviser or of any entity regularly furnishing investment advisory services with respect to the Fund pursuant to an agreement with the Investment Adviser, cast in person at a meeting called for the purpose of voting on such approval, and
(ii) a majority of the Fund's Board of Directors or the holders of a majority of the outstanding voting securities of the Fund. Notwithstanding the above, this Agreement (a) may nevertheless be terminated at any time without penalty, by the Fund's Board of Directors, by vote of holders of a majority of the outstanding voting securities of the Fund or by the Investment Adviser upon 60 days' written notice delivered or sent to the other party, and (b) shall automatically be terminated in the event of its assignment, provided, however, that a transaction which does not, in accordance with the 1940 Act, result in a change of actual control or management of the Investment
Adviser's business shall not be deemed to be an assignment for the purposes of this Agreement. Any such notice shall be deemed given when received by the addressee.

            8. This Agreement may not be transferred, assigned, sold or in any manner hypothecated, or pledged by either party hereto other than pursuant to Section 7. It may be amended by mutual agreement, but only after authorization of such amendment by the affirmative vote of (i) the holders of a majority of the outstanding 'voting securities of the Fund, and (ii) a majority of the members of the Fund's Board of Directors who are not interested persons of the Fund or of the Investment Adviser or of an entity regularly furnishing investment' advisory services with respect to the Fund pursuant to any agreement with the Investment Adviser, cast in person at a meeting called for the purpose of voting on such approval:
            9. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act. As used herein, the terms "interested person", "assignment", and "vote of a majority of the outstanding voting securities" shall have the meanings set forth in the 1940 Act.
            10. Any notice hereunder shall be in writing and shall be delivered in person or by facsimile (followed by mailing such notice, air mail postage prepaid, on the day on which such facsimile is sent to the address set forth below) to the following address or facsimile numbers:
    If to Kleinwort Benson Investors International Ltd., to the attention of Geoff Blake, Kleinwort Benson Investors International Limited, 3rd Floor, 2 Harbourmaster Place, IFSC, Dublin 1, Ireland.

    If to the Fund, to the attention of Treasurer, The New Ireland Fund, Inc., c/o BNY Mellon Center, One Boston Place, 201 Washington Street, 34th Floor, Boston, MA 02109, or to such other address as to which the recipient shall have informed the other parties in writing.
            Unless specifically provided elsewhere, notice given as provided above shall be deemed to have been given, if by personal delivery, on the day of such delivery, and, if by facsimile and mail, on the date on which such facsimile and confirmatory letter are sent.
            11. Each party hereto irrevocably agrees, that any suit, action or proceeding against the Investment Adviser or the Fund arising out of or relating to this Agreement shall be subject exclusively to the jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New, York New York County, and each party hereto irrevocably submits to the jurisdiction of each such court in connection with any such suit, action or proceeding. Each party hereto waives any objection to the laying of venue of any such suit, action or proceeding in either such court and waives any claim that such suit, action or proceeding has been brought in an inconvenient forum. Each party hereto irrevocably consents to service of process in connection with such suit, action or proceeding by mailing a copy thereof registered or certified, mail, postage prepaid, to their respective addresses as set forth in this Agreement.



IN WITNESS WHEREOF, the parties have executed this Agreement by their officers thereunto duly authorized as of the day and year first written above.

THE NEW IRELAND FUND, INC.

By:  	/s/ Lelia Long
	Name:  Lelia Long
	Title: Treasurer

KLEINWORT BENSON INVESTORS
INTERNATIONAL LTD.

By:  	/s/ Derval Murray
	Name: Derval Murray
	Title: CCO

By:  	/s/ Geoff Blake
	Name: Geoff Blake
	Title: Director